FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT INDEX

99.1	Press Release dated March 30, 2009 ("Decisions of Board of Directors On Dividend Proposal")

DECISIONS OF BOARD OF DIRECTORS ON DIVIDEND PROPOSAL

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

                           Istanbul Stock Exchange

                            ISTANBUL

Special Subjects:

Our Board of Directors decided to propose distribution of cash dividends in an amount of approximately TRY1,098,193,226 which correspond to 50% of Turkcell’s distributable net income of the current year. This dividend proposal is to be evaluated and decided upon at the Ordinary General Assembly of Shareholders to be held on May 8, 2009. This represents a net and gross cash dividend of TRY0.4991787 per ordinary share with a nominal value of TRY1.

The details of the dividend proposal of our Board of Directors to the Ordinary General Assembly of Shareholders are presented below:

In accordance with the Capital Markets Board (“CMB”) Communiqué Serial: IV, No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends To Be Followed by the Publicly Held Joint Stock Corporations Subject to Capital Market Law”, through considering the minimum ratio of the dividend distribution, determined by 2009/2 numbered weekly bulletin of CMB, and the dividend distribution policy that was adopted by our Company, pursuant to the Corporate Governance Principles by the Board of Directors resolution dated November 24, 2004 and numbered 366; the Board of Directors of our Company presents the following dividend distribution proposal, to be evaluated and determined at the Ordinary General Assembly Meeting of our Company which will be held on 08 May 2009.

1.

As a result of the activities of our Company, pertaining to the period between January 1, 2008 and December 31, 2008, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered 29, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY 3,016,415,970- and the commercial profit calculated according to the provisions of Turkish Commercial Code is TRY 3,721,273,637-

2.

TRY 2,312,800,788 - after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with the decree which was published on 12 January 2009 regarding “Announcement Regarding Dividend Distribution Of Profits Related To 2008 Accounting Period” which had been decided during the meeting of the Capital Markets Board (CMB) dated 09 January 2009 and numbered 1/6.

3.

Within the framework of article 466 of the Turkish Commercial Code (TCC), it is obligatory to set aside first legal reserve up to the 20% of the paid in/issued capital of a company. The first legal reserve of our Company set aside in its commercial records amounts to TRY 323,585,664- as of 31 December 2008. The 20% of the paid in/issued capital of our Company is TRY 440,000,000- Hence; for the year 2008, the first legal reserve that shall be set aside is TRY 116,414,336 which is the difference between TRY 440,000,000- which is the 20% of the paid in/issued capital of the Company and TRY 323,585,664- which is the first legal reserve amount set aside in the commercial records as of 31 December 2008.,

4.

TRY 2,196,386,452- is the distributable dividend of the Company, pertaining to year 2008, which is the difference between TRY 2,312,800,788-, the basis for dividend distribution as stated in the consolidated financial reports of the Company and TRY 116,414,336- , which is the first legal reserve amount, as mentioned hereinabove and TRY 2,202,953,878- calculated by adding TRY 6,567,426- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5.

TRY 440,590,776-, which is 20%, the percentage declared by the Capital Markets Board as the minimum dividend distribution percentage for the year 2008, of the first dividend basis, amounting to TRY 2,202,953,878- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 98.819.323- shall be separated from the rest of the net distributable current year profit,

a.	The total amount of TRY 1.098.193.226, which shall be distributed in cash, shall be distributed from previous years profits,

b.

As the total amount of TRY 1.098.193.226-, as mentioned hereinabove which shall be distributed in cash, has been obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on the same amount in this regard, it shall be distributed without any withholding tax deductions,

c.	In this respect, an amount of TRY 0.4991787-, net and gross, shall be paid in cash equally, to our shareholders for each share, having a nominal value of TRY 1.- (One Turkish Lira),

d.	The aggregate net amount of cash dividend payment shall be TRY 1.098.193.226-,

6.	TRY 2.097.567.129- which is the remaining distributable profit after the cash dividend distribution shall be :

a.	Regarded as extraordinary reserves and set aside within the Company,

b.	The withholding tax deductions shall be applicable on the amount, which shall be transferred to 2009 financial year as extraordinary reserves, in case such amount shall be subject to redistribution

7.

Cash dividend payment to our Company’s shareholders, shall commence on May 18, 2009 and shall continue for 15 days in İstanbul Head Office, Çiftehavuzlar, İzmir and Ankara branches of Finans Yatırım Menkul Değerler A.Ş. and also in Central Registry Agency located at Süzer Plaza Askerocağı Cad. No: 15 K: 2 34367 Elmadağ - Şişli İstanbul and shall be made in exchange of the dividend share denominations for year 2008, provided that the physical shares held by the shareholders are registered by the Central Registry Agency and brokerage house authorized for keeping the shares.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Filiz Karagul Tuzun
Investor&Int. Media Relations	Corporate Communicaiton
Division Head	Division Head
30.03.2009, 09:30	30.03.2009, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 30, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 30, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communication - Division Head